Exhibit (a)(5)(vi)
Canadian Solar Inc. Announces Final Results and Settlement of Conversion Offer
for its 6.0% Convertible Senior Notes due 2017
JIANGSU, China, June 27, 2008 — Canadian Solar Inc. (“CSI”) (NASDAQ: CSIQ) announced today the final results and settlement of its conversion offer (the “Offer”) with respect to its 6.0% Convertible Senior Notes due 2017 (the “Notes”). CSI had offered an increased conversion rate of 53.6061 to holders who elected to convert their Notes into CSI common shares in accordance with the terms of the Offer. The Offer expired at 5:00 p.m., New York City time, on Tuesday, June 24, 2008.
CSI accepted for conversion all Notes that were validly surrendered and not withdrawn as of the expiration of the Offer. Based on the final count by The Bank of New York, the conversion agent for the Offer, $74,000,000 amount of Notes, representing approximately 98% of the outstanding Notes, were surrendered and accepted for conversion. In addition to the common shares issuable upon conversion pursuant to the terms of the Notes, the holders who surrendered their Notes for conversion will also receive a cash adjustment for fractional shares upon conversion.
An aggregate of approximately 3,966,841 common shares will be issued and a total cash amount of $404.67 will be paid in the settlement of the Offer. Upon such issuance and payment, $74,000,000 million principal amount of the Notes will be cancelled.
Details of the Offer were set forth in a Tender Offer Statement on Schedule TO, conversion offer memorandum and other related materials filed with the Securities and Exchange Commission on May 27, 2008, as amended and supplemented from time to time, which are available on the SEC’s website at http://www.sec.gov. Piper Jaffray & Co. acted as CSI’s financial advisor in connection with the Offer. Georgeson Inc. acted as information agent, and The Bank of New York acted as conversion agent.
About Canadian Solar Inc. (NASDAQ: CSIQ)
Founded in 2001, Canadian Solar Inc. (CSI) is a vertically integrated manufacturer of solar cell, solar module and custom-designed solar application products serving customers worldwide. CSI is incorporated in Canada and conducts all of its manufacturing operations in China. Backed by years of experience and knowledge in the solar power market and the silicon industry, CSI has become a major global provider of solar power products for a wide range of applications. For more information, please visit http://www.csisolar.com.